UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



                                  (Check One):

     |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR


               For Period Ended:   June 30, 2005

               |_|  Transition Report on Form 10-K
               |_|  Transition Report on Form 20-F
               |_|  Transition Report on Form 11-F
               |_|  Transition Report on Form 10-Q
               |_|  Transition Report on Form N-SAR

               For the Transition Period Ended:


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          Read Instruction Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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       If the notification relates to a portion of the filing checked above,
       identify the Item(s) to which the notification relates:   Not Applicable


Part I--Registrant Information


   Full Name of Registrant:                  AGU Entertainment Corp.

   Former Name if Applicable:                Lexington Barron Technologies, Inc.

   Address of Principal Executive Office:    3200 West Oakland Park Blvd.
                                             Lauderdale Lakes, FL 33311

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed)

         AGU Entertainment Corp. (the "Company") is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2005 (the "Form 10-QSB") within the prescribed period. The compilation, dissemination and review of the information required to be presented in the Form 10-QSB has imposed time constraints on the Company's employees and independent accountants that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-QSB no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

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Part IV--Other Information
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            (1) Name and telephone number of person to contact in regard to this notification

                John W. Poling                   954                 714-8100
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                (Name)                        (Area Code)     (Telephone Number)


            (2) Have all other periodic reports required under section 13 or
                15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |_|  Yes    |_|  No

         The Company is delinquent in filing information required by Form 8-K relating to the Company's entrance into a material definitive agreement and defaults by the Company that accelerated or increased direct financial obligations. The required information relating to the defaults will be disclosed under Item 5 of the Form 10-QSB to be filed by the Company.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |_|  Yes    |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that there will be an increase of approximately $92,000 in the net revenues for the three months ended June 30, 2005 over the $15,000 in net revenues reported for the three months ended June 30, 2004. During the second fiscal quarter of 2004, the Company did not engage in any significant operations or enter into any material transactions, other than the share exchange with its predecessor company. During the second fiscal quarter of 2005, the Company generated revenue primarily from its record label subsidiary. The Company also expects that there will be a net loss of approximately $4,000,000 reported for the three months ended June 30, 2005 instead of the net loss of $1,558,000 reported for the three months ended June 30, 2004, based in part on (1) increases in operating expenses due to the Company's engagement in operations and entering into material transactions, (2) increases in interest expense, and (3) increases in accounting and legal fees and other internal costs relating to compliance with federal and state securities laws.

Forward-Looking Statements

                  This document may include a number of "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's current views with respect to future events and financial performance and include statements regarding management's intent, belief or current expectations, which are based upon assumptions about future conditions that may prove to be inaccurate. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risk and uncertainties, and that as a result, actual results may differ materially from those contemplated by such forward-looking statements. Such risks include, among other things, the volatile and competitive markets in which we operate, our limited operating history, our limited financial resources, our ability to manage our growth and the lack of an established trading market for our securities. When considering forward-looking statements, readers are urged to carefully review and consider the various disclosures, including risk factors and their cautionary statements, made by us in this document and in our reports filed with the Securities and Exchange Commission.


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                             AGU Entertainment Corp.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 16, 2005                   By:  /s/ John W. Poling
                                              ------------------------------
                                              Name:   John W. Poling
                                              Title:  Chief Financial Officer